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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 2)*


                              Cardiac Science, Inc.
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                                (Name of Issuer)


                   Common Stock, par value US $0.001 per share
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                         (Title of Class of Securities)


                                   141410-209
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                                 (CUSIP Number)


                             Mr. Thomas R. Hurtekant
                                HFC-Cadent, L.P.
            1445 Ross at Field, 21st Floor, Dallas, Texas 75202-2785
                                 (214) 978-8907
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   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)


                               September 27, 2001
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             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which the Schedule is filed:

                  [ ]      Rule 13d-1(b)
                  [X]      Rule 13d-1(c)
                  [ ]      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO.  141410-209                    13G                   PAGE 2 OF 4 PAGES
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1       NAMES OF REPORTING PERSONS/ I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

        HFC - Cadent, L.P. / IRS No. 75-2807762
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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                         (b) [X]

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3       SEC USE ONLY


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4       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
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                      5        SOLE VOTING POWER

      NUMBER OF                2,420,960
       SHARES         ----------------------------------------------------------
    BENEFICIALLY      6        SHARED VOTING POWER
      OWNED BY
        EACH                   -0-
     REPORTING        ----------------------------------------------------------
       PERSON         7        SOLE DISPOSITIVE POWER
        WITH
                               2,420,960
                      ----------------------------------------------------------
                      8        SHARED DISPOSITIVE POWER

                               -0-
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9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,420,960
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10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

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11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        4.835% based on 50,075,807 shares of common stock outstanding as of September 27, 2001.
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12      TYPE OF REPORTING PERSON

        PN
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CUSIP NO.  141410-209                    13G                   PAGE 3 OF 4 PAGES
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ITEM 1(a). NAME OF ISSUER: Cardiac Science, Inc.

ITEM 1(b). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES: 16931 Milliken Avenue, Irvine, California 92606

ITEM 2(a). NAME OF PERSON FILING: HFC-Cadent, L.P.

ITEM 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE: 1445 Ross at Field, 21st Floor, Dallas, Texas 75202-2785

ITEM 2(c). CITIZENSHIP: Delaware

ITEM 2(d). TITLE OF CLASS OF SECURITIES: Common Stock, par value US $0.001 per share

ITEM 2(e). CUSIP NO.: 141410-209

ITEM 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or
(c), check whether the person filing is a:

        a. [ ] Broker or dealer registered under Section 15 of the Act.

        b. [ ] Bank as defined in Section 3(a)(6) of the Act.

        c. [ ] Insurance Company as defined in Section 3(a)(19) of the Act.

        d. [ ] Investment company registered under Section 8 of the Investment Company Act of 1940.

        e. [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

        f. [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

        g. [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

        h. [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

        i. [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

        j. [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

        Not applicable.

ITEM 4. OWNERSHIP: Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in
Item 1.

        a. Amount Beneficially Owned: 2,420,960

        b. Percent of class: 4.835%

        c. Number of shares as to which such person has:

           i. Sole power to vote or to direct the vote: 2,420,960

           ii. Shared power to vote or to direct the vote: 0

           iii. Sole power to dispose or to direct the disposition of: 2,420,960

           iv. Shared power to dispose or to direct the disposition of: 0


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CUSIP NO.  141410-209                    13G                   PAGE 2 OF 4 PAGES
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ITEM 5.  OWNERSHIP OF 5 PERCENT OR LESS OF A CLASS. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following. [X]

ITEM 6.  OWNERSHIP OF MORE THAN 5 PERCENT ON BEHALF OF ANOTHER PERSON.

         Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         Not applicable.

ITEM 10. CERTIFICATIONS.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                HFC-Cadent, L.P.

                                By: Cadent GP, L.P., its general partner

                                By: HFC-Cadent GP, Inc., its general partner

                                    By: /s/ Thomas R. Hurtekant
                                       ---------------------------------------
                                            Thomas R. Hurtekant
                                            Vice President and General Counsel

Dated: October 10, 2001